UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01//1/2016___ AND ENDING ___12/31/2016___

                             MM/DD/YY                                  MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORPORATE DEVELOPMENT CAPITAL, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14680 Sterling Road

(No. and Street)

| Colorado Springs | CO | 80921-2617 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                               (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stockman Kast Ryan & Company, LLP

(Name – *if individual, state last, first, middle name*)

| 102 N. Cascacde, Ste, 400 | Colorado Springs | CO | 80903 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, Chris G. Mendrop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corporate Development Capital, LLC, as of February 17, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Chris G. Mendrop
Signature

President
Title

Cassandra Guerra
Notary Public

CASSANDRA GUERRA
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20164030415
MY COMMISSION EXPIRES 08/09/20

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Corporate Development Capital, LLC

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended December 31, 2016
(With Report of Independent Registered Public Accounting Firm Thereon)

# Contents

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

stockman kast ryan + co LLP

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Members
Corporate Development Capital, LLC

We have audited the accompanying statement of financial condition of Corporate Development Capital, LLC (the Company) as of December 31, 2016, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corporate Development Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Stockman Kast Ryan & Co, LLP

Colorado Springs, Colorado
February 9, 2017

FINANCIAL STATEMENTS

Corporate Development Capital, LLC
Statement Of Financial Condition
As of December 31, 2016

| | |
|---|---:|
| **CURRENT ASSETS** | |
| Cash in Bank | $6,058.83 |
| Cash in FINRA CRD Account | 1.00 |
| Prepaid Fidelity Bond 2017 | 576.00 |
|   Total Current Assets | 6,635.83 |
| | |
| **TOTAL ASSETS** | 6,635.83 |
| | |
| **CURRENT LIABILITIES** | |
| | |
| **LONG-TERM LIABILITIES** | |
| | |
| **MEMBERS' EQUITY** | |
|   Members' Equity | 6,635.83 |
|     Total Members' Equity | 6,635.83 |
| | |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $6,635.83 |

See notes to financial statements.

## Corporate Development Capital, LLC
## Statement Of Operations

|  | 12 Months Ended December 31, 2016 |
|---|---|
| **Revenues** |  |
| Consulting Income | $40,000.00 |
| RIA Referral Fees | $4,654.16 |
| Other Income | 238.50 |
| Total Revenues | 44,892.66 |
|  |  |
| **Operating Expenses** |  |
| Employee compensation and benefits | 40,475.25 |
| Floor brokerage, exchange, and compliance fees | 2,320.53 |
| Communications and data processing | 319.71 |
| Other expenses | 2,544.17 |
| Total Operating Expenses | 45,659.66 |
|  |  |
| Operating Income (Loss) | (767.00) |
|  |  |
| **Other income** |  |
| Other Income | 1.00 |
| Total Other Income | 1.00 |
|  |  |
| Net Income (Loss) | $(766.00) |

See notes to financial statements.

Corporate Development Capital, LLC
Statement Of Changes In Members' Equity

| | 12 Months Ended December 31, 2016 |
|---|---|
| Beginning of Period | $7,401.83 |
| Plus: Net Income | (766.00) |
| Plus: Members' Contributions | - |
| Less: Member Distributions | - |
| | |
| MEMBERS' EQUITY END OF PERIOD | $6,635.83 |

See notes to financial statements.

Corporate Development Capital, LLC
Statement Of Cash Flows
For the 12 Months Ended December 31, 2016

|  | Jan - Dec 16 |
|---|---|
| OPERATING ACTIVITIES | |
| Net Loss | -766.00 |
| Adjustments to reconcile Net Loss to net cash provided by operations: | |
| CRD Account | 14.75 |
| Prepaid Fidelity Bond 2017 | -576.00 |
| Registration Fees Refund Due | 890.00 |
| Prepaid Fidelity Bond 2016 | 518.50 |
| Net cash provided by Operating Activities | 81.25 |
| Net cash increase for period | 81.25 |
| Cash at beginning of period | 5,977.58 |
| Cash at end of period | 6,058.83 |

See notes to financial statements.

## NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting policies followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

### Organization

Corporate Development Capital, LLC (the Company) was organized in the State of Colorado on July 29, 2003. The Company has adopted a calendar year.

### Description of Business

The Company, located in Colorado Springs, CO, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA.

### Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

### Commissions Earned

Commissions are recorded on the transaction date reported by the escrow agent firm through submitted closing agreements or when received by the Company.

### Commitments, Contingencies and Guarantees

None.

### Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Income Taxes

As a limited liability company, the Company's members are allocated their proportionate share of the Company's taxable income or loss for inclusion in their respective income tax returns. Therefore, no provision or liability for Federal or state income taxes has been included in the financial statements

The Company believes that it does not have any uncertain tax positions that are material to the financial statements. Tax years that remain subject to examination include 2013 through the current period.

Concentrations

The company specializes in sales of private placement of securities and merger and divestiture advisory services. It does not make markets in securities. During 2016, the Company had three customers that accounted for 99% of the Company's revenue.

## NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the company had net capital of $6,059.83, which was $1,059.83 in excess of its required net capital of $5,000.

## NOTE C- POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities and therefore is exempt from the possession and control requirements under SEC Rule 15c-3-3(k)(2)(i).

## NOTE F -SUBSEQUENT EVENTS

The Company has evaluated subsequent events for recognition or disclosure through the date of the Independent Auditor's Report, the date the financial statements were available for issuance.

# SUPPLEMENTARY INFORMATION

Report of Independent Registered Public Accounting Firm on Exemption
Provisions Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2016

stockman kast ryan + CO
LLP

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Corporate Development Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Corporate Development Capital, LLC (the Company) identified the following provisions of 17 CFR § 15c3-3(k) under which the Company claimed an exemption from 17 CFR § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that Corporate Development Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stockman Kast Ryan & Co, LLP

Colorado Springs, Colorado
February 9, 2017

Certified Public Accountants and Business Advisors | 102 N. Cascade Avenue, Suite 400, Colorado Springs, CO 80903
www.skrco.com
telephone: (719) 630-1186
facsimile: (719) 630-1187

# CORPORATE DEVELOPMENT CAPITAL, LLC
## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
### As of and for the year ended December 31, 2016

**Computation of Net Capital**

| | | |
|---|---:|---:|
| Total Members' Equity | | $6,635.83 |
| | | |
| Nonallowable assets: | | |
| Prepaid Expenses | $- | $576.00 |
| Fixed Assets | $- | |
| Accounts receivable - other | $- | |
| Other Charges | $- | |
| Haircuts | $- | |
| Undue Concentration | $- | $- |
| | | |
| Net allowable capital | | $6,059.83 |

**Computation of Basic Net Capital Requirement**

| | |
|---|---:|
| Minimum net capital required as a percentage of aggregate indebtedness | $- |
| Minimum dollar net capital requirement of reporting broker dealer | $5,000.00 |
| Net capital requirement | $5,000.00 |
| Excess net capital | $1,059.83 |

**Computation of Aggregate Indebtedness**

| | |
|---|---:|
| Total Aggregate Indebtedness | $- |
| Percentage of aggregate indebtedness to net capital | 0.00% |

**Reconciliation of the Computation of Net Capital Under Rule 15c3-1**

| | |
|---|---:|
| Computation of Net Capital reported on FOCUS IIA as of December 31, 2016 | $6,059.83 |
| Adjustments: | |
| Change in Equity (Adjustments) | - |
| Change in Non-Allowable Assets | - |
| Change in Haircuts | - |
| Change in Concentration | - |
| Net Capital Computation Per Audit | 6,059.83 |
| Reconciled Difference | $- |

CORPORATE DEVELOPMENT CAPITAL, LLC

Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

As of and for the year ended December 31, 2016

## Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(2)(i).

## Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

| | |
|---|---|
| Balance of such claims at January 1, 2016 | $- |
| Additions | - |
| Reductions | - |
| Balance of such claims at December 31, 2016 | $- |

Corporate Development Capital, LLC's Exemption Report

**Corporate Development Capital, LLC** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17C.F.R. § 240.15c3-3 *(k)* (2) (i).

Corporate Development Capital, LLC

I, Chris G. Mendrop, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

**By:**
Chris G. Mendrop
Title: President

February 21, 2017